DOFASCO

Our product is steel. Our strength is people.

Dofasco Inc.
Box 2460, Hamilton
Ontario, Canada L8N 3J5
Phone: (905) 548-7200, ext. 6905
Phone: 1-800-DOFASCO
Fax: (905) 548-4249
urmas_soomet@dofasco.ca
www.dofasco.ca

November 20, 2007

VIA COURIER

Exemption No. 82-3226

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: Section 12(g) of the Securities Exchange Act of 1939 (the "Act")

Please be advised that Dofasco Inc. will no longer be filing information pursuant to Rule 12g3-2(b) in relation to Section 12(g) of the Act.

All of the common shares of Dofasco Inc. were acquired by Arcelor S.A. of Luxembourg early in 2006. As a result, Dofasco Inc. is no longer a public issuer of securities in Canada and the corporation no longer files investor information under any securities legislation in Canada.

Yours sincerely,

Urmas Soomet
Corporate Secretary and
Director, Legal Services

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PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

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